Exhibit 99.1

Investor Presentation September 2021 © 2 0 2 1 - P R O PR I E T A RY 1

© 2 0 21 – P RO P R I ET A RY | N a s d a q : NN D M 2 Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discuss its vision and its mission, the potential of its cash and capital position, its plans to raise capital in the future, its products, strategic growth plan, its business plan and investment plans, the size of its addressable market, market growth, growth of its stock price and expected recurring revenue growth . Forward - looking statements are not historical facts, and ore based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2020 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . if the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

Table of Contents 3 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 1. Teaser 2. Investment Thesis 3. The Opportunities 4. Overview of Nano Dimension 5. The Products 6. The Markets 7. Financials 8. The Future

Nano Dimension's Additive Manufacturing Systems

Appeal to an expansive array of customers given the AME & AM production offerings:



1. DragonFly LDM® – 3D AM Electronics Printing System
High Performance Electronic Devices (Hi-PEDs®) and Complex circuit boards



2. Fabrica 2.0
Ultra Precise Micro 3D Applications


Acquired:
April 2021





© 2021 – PROPRIETARY | Nasdaq: NNDM

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Financials: Why Invest Now?

Nano Dimension's Products Have High Gross Margins And Recurring Revenue from:

- System sale
- Service contracts
- Consumables, i.e., materials

Razor Razor-blade Model

Hardware		**Materials**	
	Purchase Price $450K		Estimated Recurring Revenue 10-15% per machine per annum*
	Purchase Price $350K		Estimated Recurring Revenue $50-100K per machine per annum*

*Once in production, and subject to specific applications

© 2021 – PROPRIETARY | Nasdaq: NNDM

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"People who are really serious about Software should make their own Hardware"

- Alan C. Kay

Alan Curtis Kay: best known for his pioneering work on object-oriented programming and windowing graphical user interface (GUI) design. *He was awarded the Turing award in 2003. A Fellow of the American Academy of Arts and Sciences, the National Academy of Engineering, and the Royal Society of Arts. An adjunct professor of computer science at the University of California, Los Angeles. He was a senior fellow at HP Labs, a visiting professor at Kyoto University, and an adjunct professor at the Massachusetts Institute of Technology (MIT).*

"People who are really serious about Hardware for Manufacturing should develop their own Deep Learning/Machine Learning Software"

-Nano Dimension

© 2021 – PROPRIETARY | Nasdaq: NNDM

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Challenges to adoption of Additive Manufacturing (AM)

Scaling AM is not trivial:


Quality consistency


Slow production speeds


Ink
Nozzle
Droplet
pulse volt
Piezoelectric transducer
Accuracy


Materials development


Post-processing


System maintenance

Yet, REAL Artificial Intelligence, i.e., Deep & Machine Learning, have rarely been applied!

(Performance Limitations, Cost, Data inconsistency, lack of sensory data, and more)

© 2021 – PROPRIETARY | Nasdaq: NNDM
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A Strategic Acquisition – "Robotic Brain"

DeepCube was acquired for their Deep Learning/Machine Learning technology to be applied in synergistic (fabrication & end users) areas across additive manufacturing.

DEEPCUBE

Acquired: April 2021

Hardware agnostic, **Deep Learning Software Acceleration Engine**, designed based on breakthrough research for both **training** & **inference** frameworks


Gather Data
Process Data
Train
Validate

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Investment Thesis What are Shareholders Investing in, in the case of Nano Dimension? 1. Teaser 2. Investment Thesis 3. The Opportunities 04 Overview of Nano Dimension 5. The Products 6. The Markets 7. Financials 8. The Future 9 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

I n v es t m ent Thesis What ‘it is Not ’? • A company that will show, in the short term, Revenue and Profit growth on a quarterly basis • A Company that will pay inflated prices for Acquisitions in order to accelerate Revenue growth 10 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Investment Thesis

What 'it is'?

- A Company that will grow in 'step functions', led by:
  - Synergistic Acquisitions
  - Products & Technologies Breakthroughs

- Scaling up both above into eventual superior revenue & ROI growth

Think about BioTech
Investment Model
with no catastrophic downside

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Investment Thesis

How?

Investment in a Balance Sheet...Which will enable the fulfillment of the following

Mission & Vision

Nano Dimension Nasdaq: NNDM

© 2021 – PROPRIETARY | Nasdaq: NNDM 12

Investment Thesis

Mission & Vision

Nano Dimension Nasdaq: NNDM

01 Vision

To transform AM electronics & adjacent AM sectors into an **environmentally friendly & economically efficient additive manufacturing Industry 4.0** – enabling a one production-step-conversion of digital designs into functioning mechanical & electronic devices, **on Demand, Anytime, Anywhere**

02 Mission

To build an **ecofriendly** and **intelligent** distributed network of **additive manufacturing self-learning and self-improving machines,** which will deliver a superior **ROI to their owners** as well as to Nano Dimension **shareholders** and other **stakeholders.**

Should You decide to invest,
You will invest
in a Balance Sheet...

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Balance Sheet Nano Dimension: Nasdaq: NNDM A ssets 14 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Balance Sheet Nano Dimension: Nasdaq: NNDM Liabilities 15 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

The Opp o r tu nities 01 Teaser 16 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 2. Investment Thesis 3. The Opportunities 04 Overview of Nano Dimension 5. The Products 6. The Markets 7. Financials 8. The Future

Nano Dimension - Modernizing The Factory Other technologies have revolutionized other industries It is time for a revolution in manufacturing 17 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

The printing press exponentially accelerated and expanded the individual capacity for production and, thus, spurred the culturally - momentous Industrial Revolution 50 0 B C E 1 4 36 C E 1 90 7 1 9 7 0 2 00 8 2 0 16 Similarly, Nano Dimension ’s AME 3D - Printing Technology Diffuses Production Capacity, Expedites Innovation, and Fosters A Renaissance and Paradigm - Shifting in half a century old analogue industries (non - integrated circuits Electronic Devices & PCB) C i r c a 1948 U n t il 2 0 2 0 2 0 20 Historical Case Study Comparison However, only in 1970 - 2000 the printing press industry actually converted from low - tech analogue mass production to high mix - lower volumes industry , propelled by Digital Printing Technologies . By now, digital printing is expanding into high mix - high volumes . PDF are the digital inventory! 18 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Additively Manufactured Electronics (AME) Simplifying a Complex Process

Definition of AME:
Additively Manufactured Electronics (AME) is the process of using additive manufacturing (also known as 3D printing) technology to create functional electronic circuits



OLD PROCESS
CAD PREPARATION
INNER LAYER IMAGE
INNER LAYER ETCH
AOI
OXIDE TREATMENT
LAMINATION
DRILLING
AOI
DIRECT METALLIZATION
OUTER LAYER IMAGE
PLATING
STRIP / OUTER ETCH / TIN STRIP
SOLDER MASK
SURFACE FINISHING
ROUTING
ELECTRICAL TEST
FQC
SHIPMENT

Benefits of AME
AME removes many of the challenges of the intensive traditional Printed Circuit Boards (PCB) manufacturing, which is a 70+ step process, while also allowing completely new designs.



NEW PROCESS
CAD PREPARATION
AME PROCESS WITH DF
ELECTRICAL TEST
FQC
SHIPMENT

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Nano Dimension' AM Systems

Appeals to an expansive array of customers given it's AM fabrication offerings:


DragonFly

1. DragonFly LDM® – 3D AM Electronics Printing System
High Performance Electronic Devices (Hi-PEDs®) and complex circuit boards



2. Fabrica 2.0
Ultra Precise Micro 3D Applications







© 2021 – PROPRIETARY | Nasdaq: NNDM 20

Harnessing Deep Learning Using DEEPCUBE®, a deep learning - based AI platform, our systems will become self - improving, faster, with higher yields & higher throughputs and efficiency 21 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

“In situ” additive manufacturing monitoring In short, applying Deep Learning to some of AM’s greatest challenges, unlocks value! Dee p l earn i ng - ba s e d AI Real time imaging The Winning Formula for AM & AME 22 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Opportunities to leapfrog with
Deep Learning/Machine Learning

M&A **Type NG** (NewGen) will be focused on moving a current AM technology closer to production scale volumes by addressing:



Quality consistency



Slow production speeds



Post processing

© 2021 – PROPRIETARY | Nasdaq: NNDM

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Fusing together Training & Inference


Gather Data
Process Data
Train
Validate
CNN
RNN
Transformer
MLP
DEEP
CUBE
Inference Engine
Optimizer
Kernels
HELLO
CPU
AI ASIC
ARM
GPU
Driving a 10X
ML Economics

© 2021 – PROPRIETARY | Nasdaq: NNDM

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Overview of Nano Dimension 01 Teaser 25 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 2. Investment Thesis 3. The Opportunities 04 Overview of Nano Dimension 5. The Products 6. The Markets 7. Financials 8. The Future

Additively Manufactured Electronics

Achieve AME via two means

DragonFly LDM® 2.0
3D Printing System

- Available for purchase or lease
- Easy ordering for our proprietary consumables (chemical inks)
- System training and support



NaNoS®
3D Fabrication Services

- A collaborative creation and design process
- Option to create proof of concept and produce at a low volume
- Also available through J.A.M.E.S Marketplace



© 2021 – PROPRIETARY | Nasdaq: NNDM
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Industry-Leading, Ground-Breaking AME Tech

The DragonFly® AME System manufactures High-Performance Electronic Devices (Hi-PEDs®) through one-of-a-kind, AI-driven 3D-inkjet process.


ink
nozzle
droplet
substrate

© 2021 – PROPRIETARY | Nasdaq: NNDM 27

Additively Manufactured Electronics (AME)
Simplifying a Complex Process

How does AME Work?

1. Two Inkjet Printheads apply Both Materials Simultaneously


Highly conductive
silver nanoparticle ink
Photopolymer with
dielectric properties

2. The Object Is Built Up, Layer By Layer, Through Full Stack Thickness


Professional multilayer PCB
Dielectric layer
110 print trace and space

© 2021 – PROPRIETARY
| Nasdaq: NNDM
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High Performance Electronic Devices (Hi - PEDs®) Nano Dimension’s machines and processes allow for previously unprecedented geometries and complex devices - ushering in a new age of more efficient and more accessible technology - known a s Hi gh - P erformance E lectronic D evice s – Hi - PEDs® 29 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Additive Manufacturing for Micro Parts

The Fabrica 2.0® System

- Applies additive manufacturing (AM) to micro manufacturing
- Provides unparalleled synergies with DragonFly LDM AME system
  - Enables inter-tile stitching, allowing for large build volume printing



Implemented by the recent acquisition of Fabrica Group*

An innovator in the manufacturing of precise and complex parts

- Pre-launch, 3vmachines are in-use with paying customers
- 2nd and 3rd generation releases projected in 2022-2024





*Formerly known as NanoFabrica Ltd.

© 2021 – PROPRIETARY | Nasdaq: NNDM

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Drives better performance – higher throughput and yield - based on self - learning, self - improving, and self - correcting algorithms Advances technology by generations and erects barriers for entry and competitive edge for competition Deep Learning - based AI: Higher Yield, Self - improving, Faster, Cost Effective 31 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Current AME Tech - Patents Currently, we hold over 106 patent applications • Including, 18 US - granted patents • Fabrica Group acquisition entailed 6 additional patents 32 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Nano Dimension's Global Operation

Nano Dimensions has:

- Sold over 60 DragonFly® AME Machines
- Built HQ in USA and Sales organizations in the United States, Asia, & Europe
- Raised over $1.47 billion cash on NASDAQ
  - With no debt
- Invested over $80 million in R&D
- Commenced **synergistic M&A** program
- Acquired DEEPCUBE® Group & Fabrica Group in April 2021


AMERICA


EUROPE


ASIA

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Present Investment Information

01

$1.4 billion
cash on balance sheet
(with no debt)

02

Sustained High Trading Volumes

03

~$6.50
Per ADS stock price
(Nasdaq: NNDM)

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Investment advantage

Nano Dimension is uniquely able to

- Drive a full-fledge, three-pronged business development strategy across **R&D**, **Go-To-Market**, and **M&A**
- Build and execute a strategy evolving toward **high-mix-low-volume** production
- Combine **Additive Manufacturing** across product types and other manufacturing means, to disrupt the larger supply chain
- Deploy **Deep Learning-based AI** to continually improve processes across fabrication & manufacturing cycles



R&D Product Development
Go-To-Market
Synergetic M&A
Disrupting AM & AME Industries With Neural network of Edge 3D Printing

© 2021 – PROPRIETARY | Nasdaq: NNDM
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The P r o d u cts 01 Teaser 36 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 2. Investment Thesis 3. The Opportunities 04 Overview of Nano Dimension 5. The Products 6. The Markets 7. Financials 8. The Future

Problems With Current industries of PCB/AME/AM Manufacturing:

01

Poor energy efficiency, eco-unfriendly, Wasteful, not-supporting sustainability

02

Slow production time and high costs
Long Tine To Market
Supply Chain issues

03

Potential for IP theft

© 2021 – PROPRIETARY | Nasdaq: NNDM 37

Problems With Current industries of PCB/AME/AM Manufacturing:

Poor energy, environmental, waste sustainability



Excessive Energy Use

- Due to poorly and irredeemably designed global supply chains

Detrimental carbon footprint

- Due to poorly and irredeemably designed global supply chains

Disposal of excessive and suboptimal products

and non-Bio-degradable Material Waste

- Due to inefficient and large-scale-oriented production methods



© 2021 – PROPRIETARY | Nasdaq: NNDM 38

Problems With Current industries of PCB/AME/AM Manufacturing: 39 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M Slow Production Time and High Costs Process – from initial innovation to having a product in hand – is both unnecessarily slow and high in cost.

Problems With Current industries of PCB/AME/AM Manufacturing:

Potential for IP theft

Outsourcing manufacturing, especially in a competitive world, creates untold intellectual property (IP) concerns

- Hardware design companies regard their PCB designs as core IP
  - Therefore, many are reluctant to send designs to the APAC region for prototyping
- 85% of PCBs are manufactured in the APAC region
  - Potential for suboptimal products due to limited prototyping and major gaps between design and production



© 2021 – PROPRIETARY | Nasdaq: NNDM
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Solution: Nano Dimension Systems

We resolve every inefficiency within traditional production methods, *and* we launch tech production into a new generation entirely

More sustainable and demonstratably so on key ecological, environmental, and waste metrics.

Faster with prints performed in 24 - 48 hours saving not only weeks off production, but also the critical ideation and iteration phases

Unparalleled security with in-house manufacturing rather than off-shore outsourcing



© 2021 – PROPRIETARY | Nasdaq: NNDM

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Solution: More Sustainable with Nano Dimension Systems

The Dragonfly LDM's in-house system:

- Combines over 70 steps into one complete process
- Optimizes material use and drastically cuts environmental impacts
- Minimal relative energy use
- Almost 100% savings in transportation energy and impact by avoiding global supply chain, particularly shipping
- Improved safety of all stakeholders – turning a factory job into an office task



© 2021 – PROPRIETARY | Nasdaq: NNDM
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Solution: Faster Nano Dimension Technology

Simply put:

- Vastly reduces overall production costs and price of error
- Decreases reliance on economies of scale
- Revolutionizes R&D capabilities via rapid prototyping
- Expedites time to market
- Exponentially accelerates global innovation process


DESIGN ECAD
PoC & PROTOTYPING
TESTING
TOOLING
PRODUCTION
• Accelerate Product Development and Reduce Time to Market
• In House Rapid Prototyping with Nano Dimension AME System
DESIGN ECAD
PoC & PROTOTYPING
TESTING
TOOLING
PRODUCTION
Nano Dimension AME System

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Revolutionary outputs: Hi-PEDs®

Nano Dimension's DragonFly LDM 2.0 produces high quality **Hi-PEDs®** and Complex **P**rinted **C**ircuit **B**oards (**PCBs**)

HiPEDs™

HIGH PERFORMANCE ELECTRONIC DEVICES


AME Circuit with Capacitors


IOT Access Point


AME with Side Mounted Components


Vertically Stacked Integrated Circuits


Low Pass Filter


Coils & Inductors


3D MID


RF Antenna

- Fast prototyping, hours vs weeks
- Tens of layers in a 3mm board
- Printed embedded components
- Expand 3D scales

COMPLEX MULTILAYER PCB (50 LAYERS)









- Filled Vias: No need for drilling

© 2021 – PROPRIETARY | Nasdaq: NNDM

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Revolutionary outputs: Micro parts

- **Fabrica 2.0® introduces Additive Manufacturing (AM) to the micro manufacturing process**
- Harnesses semiconductor lithography alongside advanced optics to execute the most advanced 3D printing to date
- No tooling cost, minimal set-up cost, mass customize/personalize products
- Vastly expands design options and functionalities


NANOFABRICA
TERA 250





© 2021 – PROPRIETARY | Nasdaq: NNDM
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Markets & T r acti o n 01 Teaser 46 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 2. Investment Thesis 3. The Opportunities 04 Overview of Nano Dimension 5. T h e P ro du c t s 6. The Markets 7. Financials 8. The Future

Market: Nano Dimension has a promising outlook * 0 500 1000 1500 2000 2500 3000 3500 4000 4500 2017 2026 Global 3D PRINTED ELECTRONICS MARKET 2018 2019 I D T E C HEX 2019 2020 2021 2022 DataM Intelligence, 2018 2023 2024 2025 Transparency Research 2018 47 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M I D T e c h E X ( 20 19 ) • The total market for 3D printed electronics will be worth $2.3bn by 2029 and will be dominated by the professional PCB prototyping market segment. • The market for professional PCB prototyping is c u r r e n tly g r o w i n g v e ry r ap i d l y . T h is mar k e t segm e n t wil l be c o me la r g e s t b y 2020 . D a t a M I nte l l i g en c e ( 2 018 ) • Analysts predict 3D printed electronics will be the next high - growth application for product innovation : 2017 3 D printed electronics market size is estimated at $ 176 million, expected to reach $ 592 million in 2021 and up to $ 2 . 4 billion by 2025 . T r a nsp a r en c y M a r k e t R es e a r c h ( 20 18 ) • The global 3 D printed electronics market was valued at US $ 137 . 1 Mn in 2017 and is expected to expand at a CAGR of 44 . 46 % from 2018 to 2026 , reaching US $ 3 , 915 . 0 Mn by the end of the forecast period . Global 3D printing (AM) Market size: $13.78 billion in 2020 • 21.0% projected CAGR from 2021 to 2028

Market: Nano Dimension has a promising outlook 3 D Printed Electronics market is expected to be worth $ 2 . 4 billion by 2025 - DataM Intelligence (2018) • 44.46% projected CAGR from 2018 to 2026 • The market for professional PCB prototyping is currently growing very rapidly, almost entirely due to market leader Nano Dimension - I D T e c h E X ( 2 01 9 ) M a r ke t G r o w t h – A d d i t i v e Ma nu fa c t u r i ng This chart provides revenues (in millions of dollars) for AM products and services worldwide . The lower (blue) segment of the bars represents products, while the upper (gray) segment represents services . Neither category includes secondary parts or processes, such as molded parts and castings. Source: Wohlers Associates N A N O D I M E N S I O N : L E A D I N G T H E A M / A M E R E V O L U T I O N Additive Manufacturing (Metal & Polymers) Additive Manufacturing of Electronics (AME) Market Growth – Additive Manufacturing of Electronics This chart provides revenues (in millions of dollars) for AME products and services worldwide . The projection is derived form various market studies projection is based on a CAGR of 24% 24% CAGR 2 4 % CA G R $0 48 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M $ 2 , 0 00 $ 4 , 0 00 $ 6 , 0 00 $ 8 , 0 00 $10,000 $12,000 18 20 22 24 26 28 30 32 34 36

Market: Nano Dimension has a promising outlook I n a p ost - c o r o n a wo r l d , d a ta p r o je c ts i n ef f i c i e n t, r i s k y s u pp l y c h a i n s . Companies move to tighten supply chains, move towards in - house production The global supply chain right now is disrupted … the high – tech industry is heavily reliant on China and parts of Asia” Bloomberg Industries will probably accelerate moves to localize supply chains, so they’re more closely tied to final markets” LA Times Data from disrupted global supply chains during the pandemic have revealed huge inefficiencies and risk in current supply chains. Many companies relying on mass assembly for proof of concept and production overseas experienced major delays in production timelines Concerns regarding IP theft and cybersecurity create major risk for companies utilizing development in the APAC region Bringing supply chain in - house with 3D printing of electronics cuts down on time (months weeks) and money for proof of concept and production of electronics and microelectronics 49 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Current Customers by industry

Defense

- 3 multi billion-dollar U.S. Defense Manufacturers
- 2 European Defense Manufacturers
- Multiple Secret Service Agencies

Medical

- Leading Medical and BioTech companies

Automotive and Industrial

- Leading Automotive and Industrial companies

Aerospace

- Leading Aerospace companies

Military and Government

- The U.S. military

Research

- Multiple leading Tech Research Institutions around the world

Tech

- Multi-billion USD valued Tech Giant

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Current Customers by geography 51 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Customer Testimonials

Nano Dimension's Customers are pleased with results:

ISTITUTO ITALIANO DI TECNOLOGIA

"The DragonFly system enables us to achieve quick results with higher quality performance than traditional manufacturing processes"

Prof. Massimo De Vittorio CBN-IIT — Lecce — Italy

L3HARRIS

"The ability to manufacture RF systems in-house offers an exciting new means for rapid and affordable prototyping and volume manufacturing"

Dr. Arthur Paolella, Senior Scientist, Space and Intelligence Systems, Harris Corporation

HENSOLDT

"To have high-density components quickly available with reduced effort by means of 3D printing gives us a competitive edge in the development process of such high-end electronic systems"

Thomas Müller CEO of Hensoldt

PIEZOSKIN

"Nano Dimension's AME technology simplified the manufacturing process, as compared to traditional manufacturing methods."

Dr. Francesco Guido, CTO Piezoskin S.R.L

REHAU

"With the DragonFly LDM we will drive forward REHAU's "Electronics into Polymers" strategy to speed up in-house electronics development and find new installation spaces and functions for our products"

Dr. Philipp Luchscheider, REHAU Engineer behind the 3D touch sensor design

© 2021 – PROPRIETARY | Nasdaq: NNDM
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Certifications

Nano Dimension has the right certifications to get the job done

Top Quality certified

ITAR REGISTRATION GRANTED, CERTIFYING CLEARANCE TO WORK IN CONJUNCTION WITH U.S. MILITARY

- ISO 14001 certified
- OHSAS 18001 certified
- ISO 45001 certified
- RoHS compliant

In-house DragonFly system manufacturing

FCC

CE

UL

CSA

EAC

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Financials 01 Teaser 54 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 2. Investment Thesis 3. The Opportunities 04 Overview of Nano Dimension 5. The Products 6. The Markets 7. Financials 8. The Future

Financials: Why Invest Now? Well financed with $1.4 billion cash , & no debt 1 ~ $ 6 - 6 . 50 /ADS stock price showing upside relative to c a sh & b u si n e ss p l a ns 2 Steadily Demonstrated Trading liquidity 3 BioTech investment model with hedged downsides 4 $17.2 million in cumulative revenue (01.01.18 – 06.30.21) 5 Over 60 DragonFly & Fabrica 2.0 systems sold and/or deployed globally 6 Prominent institutional investors as shareholders 7 Why Invest & become a Long - Term S h a r e h o l d e r ? 55 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Financials: Why Invest Now? From March 29, 2020, to July 25, 2021 • $0.65/share $6.37/share • 55% Month - over Month Growth • 704% Year - over - Year Growth Versus S&P • Averaged 20.3% Year - over - Year Growth in last five years Since the series of secondary offerings starting in 2020, Nano Dimension’s shares have seen a 704% YoY growth as compared to the 38.98% growth of the S&P 500 in the last year March 29, 2020 $ 0. 6 5 / S h a r e May 10 - 17 2020 $0.79 $3.00Second Public Offering +10X Shares July 25, 2021~$6.37 / S h a r e 56 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Financials: Why Invest Now?

Nano Dimension Business value is expected to rise with investment in M&A, Commercialization, and R&D

- S&P Year-over-Year Growth Rate in Last 5 Years: 20.3%
- Nano Dimension's Year-over-Year Growth Projection Next 5 Years: 100%
- With fast product development timeline, results are expected accordingly***

***Based on similar high-tech growth stage companies and acknowledging the volatility of such



Q4 2021
DragonFly PIK*
2022
M&A – Technologies
2022
Deep Learning – Machine Learning integration
2023
DragonFly MARK*
2024
Next-Gen Machine
2024
Production-runs capability
2025
R&D Investment
2026
Further Product Introductions
**

* Code Names
** Estimated Dates

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The Future of Nano Dimension 01 Teaser 58 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 2. Investment Thesis 3. The Opportunities 04 Overview of Nano Dimension 5. The Products 6. The Markets 7. Financials 8. The Future

Since early 2021, a three - pronged approach was planned and implemented as per Nano Dimension’s vision and mission : 1 - Accelerated R&D + Product Development 2 – Customer centric Go - To - Market 3 - Synergetic M&A Growth Strategy: Business Development © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M 59

Growth Strategy: Research & Development

A multi-generation plan of systems development is being run in-parallel to help Nano Dimension customers realize production scale volumes.

- **Stage I** — **DragonFly PIK* -** End 2021
- **Stage II** — **DragonFly MARK* -** Manufacturing And Reliability Kit with new materials that reach specifications of Industrial standards
- **Stage III** — **Next-Gen Machine -** New materials which fit military-specs:, including multiple inks and support material, Deep Learning/Machine Learning Control
- **Stage IV** — **Next-Next-Gen Machine**, production-runs capability with higher throughput, "Robotic Brains", fabrication network & Edge Devices
- **Stage V** — **Large Chuck**, Multiple printing technologies, highest throughput and close-loop real-time quality inspection and assurance modular-configurable machine


TODAY
Support higher standards for Hi-mix-low-volume production
PROTOTYPING
COMMERCIAL
INDUSTRIAL
MIL-SPECS

*Code names

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Growth Strategy: Go – To – Market Human Capital Expansion Nano Dimension is building GTM team in order to accelerate growth strategies E x p a n d i n g te a m & c a p a b ili t i es o f Sales, Marketing & Support groups in all geographic regions Team Members 600 4 00 200 0 Q 1 2021 Q 3 2 022 Q 3 2 02 1 Q 1 2022 Team Members 61 © 2 0 21 – P R O P R I ET A R Y | N a s d a q : NN D M

Growth Strategy: Go-To-Market

- Building a **Commercial Division** with ability to reach and service customers globally, including growing Florida based USA HQ

- Nano Dimension focuses on commercialization of products:
- Invest heavily to populate the market with **3D Printing fabrication machines** ASAP, and preempt seeds of competition

- Expansion and focus on the **United States, Asia, Europe**
  - Emphasize presence in United States and Europe through tradeshows and partnering with research institution
  - Reinforce Asian-Pacific markets through partner organizations and on-the-ground Marketing & Sales professionals

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Growth Strategy: Synergetic Mergers & Acquisitions

- In-house M&A team is driving a focused M&A strategy that seeks to help Nano Dimension to:
  - Realize customer synergies
  - Accelerate R&D with enabling technologies
  - Increase capabilities across the larger supply chain
- Two acquisitions thus far include:
  - DeepCube® to enable systems to become self-improving, faster, and more efficient
  - Fabrica Group to enable fabrication of micro-mechanical devices



*Formerly known as Nanofabrica Ltd.

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170+ target companies later…

In the last twelve months over 170 target companies were scanned with focus on technologies, customers, and business models.

OBSERVATIONS:

i. Type A: **Inflated valuations** – Asking prices (Type A) are regularly 10+ times EBITDA (historical average = 7-9 times EBITDA).

ii. Type A: **Timing Misalignment** – Time gap in realizing commercial synergies with DragonFly (present generation) not in a position to fully serve as production machine.

iii. **Type B/C:** Somewhat high valuation resulting from public & VC/PE markets' conditions in 2020

Valuations

Short term commercial synergies

Outcome:

These observations have led to amended synergetic M&A road map.

© 2021 – PROPRIETARY | Nasdaq: NNDM

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Synergetic M&A strategy

3 types of acquisitions were explored, Type NG is now added

Type A – Customer access
Connecting to our potential customers

Type B – Technologies
To advance Nano Dimension's AME 3D-printing

Type C – Capital equipment
i.e., Selling equipment for PCB & PCBA

Type NG
i.e., applying **Deep Learning** to some of **AM**'s greatest challenges, to unlock value



Vertical integration
Equipment and assembly (C)
Upcoming Products
Materials (B) System & ecosystem technologies (B)
Short & Long Term: AM + DeepCube (NG)
Mid Term: Horizontal Product Lab
PCB manufacturers (A)

© 2021 – PROPRIETARY | Nasdaq: NNDM 65

New: The Right Management Team

Yoav Stern
CEO and Chairman



- President & CEO of DVTEL Inc., Video Software company.
- Co-Chairman, Bogen Corporation
- Executive Chairman, Kellstrom Industries Inc.
- VP, Elron Electronic, public, high-tech investments
- New York University, MA
- TAU, B.Sc. Mathematics & Computer Science
- Practical Engineering - Automation
- Air Force Academy, Graduate

Zivi Nedivi
President



- CEO of Cyalume Technologies Inc., chemical-lighting solutions
- COO of Lumenis Ltd., Laser & Light energy-based technologies,
- CEO of Kellstrom Industries & Aerospace, grew from $8M to $330M over a 5-year period
- Air Force Academy, Graduate.

Ziki Peled
COO



- COO/CRO of DVTEL Inc., Video Software company.
- GM Security, FLIR Systems Inc.
- President & CEO of Apollo, Defense, Energy.
- CEO of Flash Networks, Mobile Data Access Gateway,
- CEO of Bogen Communication Int'l, NJ, Germany,
- VP of Elbit Systems Ltd. (TASE & Nasdaq: ESLT), a multi-billion-§ Defense Company
- GM of Elbit Communications Division

Hanan Gino
Chief Product Officer
Head of Strategic M&A



- 23 years at Orbotech Ltd. (Nasdaq: KLAC),
- President of the PCB division,
- President of the flat panel display (FPD) division
- President & CEO of Verint Systems Ltd. (Nasdaq: VRNT), 1,200 employees, revenue from $200 million to $400 million annually.
- Technion — Israel institute of technology, Boston university
- Israeli air force

Yael Sandler
CFO



- KPMG, 4 years tenure
- Hebrew University of Jerusalem

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New: The Right Management Team

Tamir Margalit



VP Research & Development

- VP R&D at Kitov.ai, a 3D inspection, robotics and AI,
- FPD Division President and as Chief Product Officer at Orbotech Ltd. (Nasdaq: KLAC)
- M.Sc. degree in Physical Chemistry from the Weizmann Institute of Science,
- MBA degree from Tel Aviv University.

Eri Rubin



Head of R&D, DEEPCUBE

- 15+ years of experience working in the field high-performance computing for deep learning,
- Large-scale AI deployments requiring GPU, CPU x86 and ARM, and ASICs.
- Researcher and developer in the fields of computer vision and computer graphics.
- MA with honors in Computer Science, Hebrew University, massively parallel high-performance computing.

Eyal Shelef



Head of R&D, Fabrica

- HP for 16 years in R&D,
- Large industrial machines and is also an expert in developing materials and chemistry for industry
- material research, algorithm development and process control.
- managed over 70 scientists and registered over 30 patents under his name.

Dr. Jon Donner



GM, Fabrica

- Founder of NanoFabrica Ltd.
- PhD in nano optics in the group of Romain Quidant at ICFO Spain,
- Double degree from TAU in physics and electrical engineering.

Dr. Jaim Nulman

- Applied Materials
- Cornell University
- Technion



CTO

Dr. Eli David

- Leading AI expert specializing in deep learning and evolutionary computation.
- Published 50 papers with awards and recognition in leading artificial, deep learning and genetic algorithms in real-world domain
- Developed Falcon, a Grandmaster-level chess program, 2" in World Computer Chess Champions
- World Economic Forum as Technology Pioneer.
- AI consultant to several Fortune 500 companies
- Member of Forbes Technology Council.



CTO Deep learning & Machine Learning

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Thank You @n a n o - d i . c o m 68

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